Mail Stop 3720

September 29, 2006

<u>Via U.S. Mail</u>

Mr. Emil Hensel
Chief Financial Officer
Cross Country Healthcare, Inc.
6551 Park of Commerce Blvd., N.W.
Boca Raton, FL 33487

      RE: **Cross Country Healthcare, Inc.**
                Form 10-K for the Year ended December 31, 2005
                File No. 000-33169

Dear Mr. Hensel:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Larry Spirgel
                    Assistant Director